

02021486

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 2 6 2002

SEC FILE NUMBER
8-801-56873

8-38770

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/29/02 FV

REPORT FOR THE PERIOD BEGINNING __01-01-01__ AND ENDING __12-31-01__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RICHARD A. SASO & ASSOCIATES INVESTMENT SECURITIES

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3130 CROW CANYON PL. STE. 200

(No. and Street)

SAN RAMON   CA   94583

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD A. SASO   925-275-9111

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TOLLEFSON & CLANCEY - CERTIFIED PUBLIC ACCOUNTANTS

(Name — if individual, state last, first, middle name)

151 CALLAN AVE. STE. 310 SAN LEANDRO, CA 94577

(Address)   (City)   (State)   Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _RICHARD A. SASO_, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _RICHARD A. SASO & ASSOCIATES - INVESTMENT SECURITIES_, as of _DECEMBER 31_, 19 _2001_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_N/A_

Richard A. Saso
Signature

PRINCIPAL - SOLE OWNER
Title

Linda Stepanovich
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3. N/A
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RICHARD A. SASO & ASSOCIATES - INVESTMENT SECURITIES

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001

TOLLEFSON & CLANCEY
Certified Public Accountants

To Mr. Richard A. Saso, dba
RICHARD A. SASO & ASSOCIATES - INVESTMENT SECURITIES

We have audited the accompanying balance sheet of **RICHARD A. SASO & ASSOCIATES - INVESTMENT SECURITIES**,(a sole proprietorship) as of December 31, 2001, and the related statements of income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of **RICHARD A. SASO & ASSOCIATES - INVESTMENT SECURITIES** as of December 31, 2001 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Statements 1 through 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tollefson & Clancey

TOLLEFSON & CLANCEY
Certified Public Accountants
February 11, 2002

RICHARD A. SASO & ASSOCIATES - INVESTMENT SECURITIES
BALANCE SHEET
AS OF DECEMBER 31, 2001

ASSETS

CURRENT ASSETS

Cash In Banks	$ 8,775	
Commissions Receivable	1,858	
Prepaid Expenses	3,168	
Cash Deposit	250	
TOTAL CURRENT ASSETS		14,051

FIXED ASSETS

Office Equipment & Furniture	11,569	
Less Accumulated Depreciation	(7,930)	3,639
TOTAL ASSETS		$ 17,690

LIABILITIES AND PROPRIETOR'S CAPITAL

CURRENT LIABILITIES

Accounts Payable - Trade	733	
Commissions Payable	124	
TOTAL LIABILITIES		857

PROPRIETOR'S CAPITAL

Beginning Proprietor's Capital	18,581	
Net Income for Year	85,252	
Personal Withdrawals - Cash	(87,000)	
ENDING PROPRIETOR'S CAPITAL		16,833
TOTAL LIABILITIES AND PROPRIETOR'S CAPITAL		$ 17,690

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

RICHARD A. SASO & ASSOCIATES - INVESTMENTS SECURITIES
STATEMENT OF INCOME
FOR THE PERIOD JANUARY 1, 2001 THROUGH DECEMBER 31, 2001

REVENUE

Gross Clearing Commissions	$ 15,955
Commissions - Investment Company Products	98,120
Trail Commissions - Investment Companies	70,955
Interest Income	69
TOTAL REVENUE	**$ 185,099**

EXPENSES

Clearing Costs	$ 4,340
Regulatory Fees	3,026

OTHER EXPENSES

Audit Fees	750
Business Travel	2,124
Commissions Paid to Reps	72,026
Communications	3,650
Continuing Education	230
Delivery and Postage	360
Dues and Subscriptions	2,405
Equipment Rental	237
Firm Promotion	269
Insurance and Bonding	1,296
Interest	-0-
Meals and Entertainment	770
Office Supplies and Expenses	900
Repairs and Maintenance	319
Rent	6,000
Telephone	1,145
TOTAL EXPENSES	**$ 99,847**
NET INCOME FROM OPERATIONS	**$ 85,252**

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

RICHARD A. SASO & ASSOCIATES - INVESTMENT SECURITIES
STATEMENT OF CASH FLOWS
FOR THE PERIOD JANUARY 1, 2001 THROUGH DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income $ 85,252

ADJUSTMENTS TO RECONCILE NET INCOME TO
NET CASH PROVIDED BY OPERATIONS

INCREASE (DECREASE) IN:
Commissions Receivable   328
Commissions Payable   (387)
Prepaid Expenses   (337)
Accounts Payable - Trade   (1,432)   (1,828)

   NET CASH PROVIDED BY (USED BY)
   OPERATING ACTIVITIES $ 83,424

CASH FLOWS FROM INVESTING ACTIVITIES

Proprietor Personal Withdrawals   (87,000)

   NET CASH PROVIDED BY (USED BY)
   INVESTING ACTIVITIES   (87,000)

CASH FLOWS FROM FINANCING ACTIVITIES

NONE

   NET CASH PROVIDED BY (USED BY)
   FINANCING ACTIVITIES   NONE

   NET INCREASE IN CASH   (3,576)

CASH AT BEGINNING OF YEAR   12,351

CASH AT END OF YEAR $ 8,775

SUPPLEMENTARY INFORMATION

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

HISTORY AND ORGANIZATION

THE REGISTRATION OF RICHARD A. SASO & ASSOCIATES INVESTMENT SECURITIES, A SOLE PROPRIETORSHIP, WAS EFFECTIVE FEBRUARY 9, 1988. THE COMPANY IS A BROKER/DEALER ENGAGED IN THE SALE OF INVESTMENT-COMPANY PRODUCTS, UNIT INVESTMENT TRUSTS, VARIABLE ANNUITY INSURANCE PRODUCTS AND INDIVIDUAL SECURITIES, INCLUDING MUNICIPAL BONDS, LISTED ON VARIOUS STOCK EXCHANGES. THE COMPANY CLEARS SECURITIES TRANSACTIONS FOR ITS CUSTOMERS ON A "FULLY-DISCLOSED INTRODUCING BASIS" THROUGH THE CLEARING FIRM EMMETT A. LARKIN CO., INC. LOCATED IN SAN FRANCISCO, CALIFORNIA.

BASIS OF ACCOUNTING

THE COMPANY'S POLICY IS TO PREPARE ITS FINANCIAL STATEMENTS ON THE ACCRUAL BASIS OF ACCOUNTING. THE COMPANY'S FISCAL YEAR PERIOD IS FROM JANUARY 1 THROUGH DECEMBER 31.

INCOME - INCOME AND COMMISSIONS RECEIVABLE ARE RECORDED AT THE TIME THE SUBSCRIPTION AGREEMENT IS RECEIVED OR AT THE SETTLEMENT DATE, WHICHEVER IS APPLICABLE. TOTAL FUNDS ARE REMITTED TO THE PRODUCT SPONSOR OR THE CLEARING AGENT WHO REMITS COMMISSION INCOME ON THE CLOSING OF THE ACTIVITY. AFTER RECEIVING THE INCOME, THE COMPANY REMITS TO THE REPRESENTATIVES THEIR PRO-RATA SHARE OF THE COMMISSION. AS OF DECEMBER 31, 2001, THE COMPANY HAS ONE ACTIVE REGISTERED PRINCIPAL AND THREE REGISTERED REPRESENTATIVES (INCLUDING THE SOLE OWNER OF THE FIRM). THE COMPANY HAS NO BRANCH OFFICES NOR DOES IT HAVE ANY OSJ'S.

EXPENSES- THE OFFICES OF THE COMPANY ARE SHARED WITH AN ENTITY FULLY OWNED BY THE PROPRIETOR OF RICHARD A. SASO & ASSOCIATES INVESTMENT SECURITIES. THE ENTITIES MEET PERIODICALLY TO ALLOCATE COMMON EXPENSES. SUCH ALLOCATIONS ARE AT THE PARTIES' DISCRETION AND, BY WRITTEN AGREEMENT, NOT SUBJECT TO CHALLENGE.

DEPRECIATION

DEPRECIATION OF FIXED ASSETS WAS COMPUTED BY THE MACRS OR DECLINING-BALANCE METHODS OVER THE ESTIMATED USEFUL LIVES OF THE ASSETS. PRESENTLY, THE COMPANY'S ASSETS ARE DEPRECIATED OVER USEFUL LIVES OF 5 YEARS.

INCOME TAXES

NET EARNINGS OR LOSSES ARE REPORTABLE BY RICHARD A. SASO ON HIS INDIVIDUAL INCOME TAX RETURN. ACCORDINGLY, NO PROVISION FOR INCOME TAXES HAS BEEN RECORDED ON THESE FINANCIAL STATEMENTS. ESTIMATED INCOME TAX PAYMENTS ARE INCLUDED IN THE PERSONAL WITHDRAWALS OF THE PROPRIETOR'S CAPITAL SECTION OF THE BALANCE SHEET.

STATEMENT 1 - RESERVE REQUIREMENTS

THE COMPUTATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15C-3-3 HAS NOT BEEN PREPARED. THE FIRM HAS MET THE EXEMPTION UNDER REGULATION 240.15C3-3(K)(2)(ii).

STATEMENT 2 - POSSESSION AND CONTROL REQUIREMENTS

A SUPPLEMENTAL REPORT PURSUANT TO POSSESSION AND CONTROL REQUIREMENTS OF REGULATION 240.17a-5(d)(3)HAS NOT BEEN PREPARED. THE EXEMPTION PROVISIONS OF REGULATION 240.15(3)-3(k)HAVE BEEN MET BY THE FIRM.

STATEMENT 3 - SIPC SUPPLEMENTAL REPORT

A SIPC SUPPLEMENTAL REPORT PURSUANT TO RULE 17A-5(e)(4)IS NOT INCLUDED WITH THIS AUDIT REPORT BECAUSE THE FIRM, RICHARD A. SASO & ASSOCIATES-INVESTMENT SECURITIES, DID NOT HAVE GROSS REVENUES GREATER THAN $500,000 INCLUDING THOSE EXEMPT FROM SIPC ASSESSMENTS.

STATEMENT 4 - COMPUTATION OF NET CAPITAL

NET CAPITAL

Ownership Equity, December 31, 2001	$ 16,833
Less: Commissions Receivable Over 30 Days	(138)
Prepaid Expenses	(3,168)
Book Value of Fixed Assets	(3,639)
NET CAPITAL	**9,888**
CAPITAL REQUIRED	**5,000**
Total Aggregate Indebtedness	857
% Aggregate Indebtedness to Net Capital	8.66%
Test #1: 6-2/3$	-0-
Test #2: 2%(Rule 15c-3-3)	-0-
Greater of $5,000, Test #1 or Test #2	5,000
EXCESS NET CAPITAL OVER REQUIRED CAPITAL	**$ 4,888**

STATEMENT 5 - NET CAPITAL RECONCILIATION

REGULATIONS 240.17a-(5)(d)(4) of rule 17A-5 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 REQUIRE A RECONCILIATION OF THE COMPANY'S DECEMBER 31, 2001 NET CAPITAL FILING WITH THAT OF THE AUDITED FINANCIAL STATEMENTS. THE RECONCILIATION IS AS FOLLOWS:

AS FILED	$ 9,888
AUDIT ADJUSTMENTS	-0-
NET CAPITAL PER AUDIT REPORT	**$ 9,888**

ON JANUARY 1, 1998, THE SOLE PROPRIETOR OF THE FIRM WAS APPROVED BY THE STATE OF CALIFORNIA AS A REGISTERED INVESTMENT ADVISOR.ON THAT DATE A SEPARATE INVESTMENT ADVISORY FIRM, ALSO A SOLE PROPRIETORSHIP, WAS FORMED UNDER THE REGISTERED NAME, "RICHARD A. SASO DBA SASO & BRONZINI - REGISTERED INVESTMENT ADVISORY SERVICES". THE FIRM NOW MANAGES OVER $50 MILLION IN ASSETS. THE ADVISORY FIRM IS REGISTERED THROUGH THE S.E.C. THIS ADVISORY ENTITY IS NOT REGISTERED UNDER THE BROKER-DEALER FIRM, RICHARD A. SASO & ASSOCIATES. ALL REQUIRED DISCLOSURES ARE ON THE ADVISORY FIRM'S FORM ADV, PART II.

*****

TOLLEFSON • CLANCEY
CERTIFIED PUBLIC ACCOUNTANTS

February 11, 2002

Richard A. Saso - President
Richard A. Saso & Associates Investment Securities
3130 Crow Canyon Place, Suite 200
San Ramon, CA 94583

We have audited the financial statements of Richard A. Saso & Associates Investment Securities as of December 31, 2001 and have issued our report thereon dated February 11, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 under the Securities Exchange Act of 1934. This study and evaluation included the accounting system and the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the rule. The company does not handle securities; accordingly it has not established procedures for safeguarding securities. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weaknesses existing at the date our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purpose of such study and evaluation are to establish a basis for reliance on the system of internal accounting control procedures that are necessary for expressing an opinion of the financial statements and to assist the auditor in planning and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purpose of this report under Rule 17a-5, the determination of weakness to be reported was made without considering the practicality of corrective action by management within the framework of a cost-benefit relationship.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our examination of the financial statements was made in accordance with generally accepted auditing standards, including the study and evaluation of the company's system of internal accounting control for the period ended December 31, 2001 that was made for the purposes set forth in the first paragraph if this report, would not necessarily disclose all weakness in the system because it was based on selective tests of a accounting records and related data. However other than being a small enterprise which, by its nature, does not have the employees for proper separation of accounting duties, such study and evaluation disclosed no condition that I believe to be a material weakness.

Sincerely,

Tollefson & Clancey

TOLLEFSON & CLANCEY
Certified Public Accountants

Susan K. Tollefson, C.P.A.   •   John T. Clancey, C.P.A.

151 Callan Ave., Suite 310, San Leandro, Ca. 94577 • (510) 483-0145 • FAX (510) 483-0188

7041 Koll Center Pkwy., Suite 265, Pleasanton, Ca. 94566 • (510) 426-0663 • FAX (510) 426-5557